June 18, 2019

Alison K. Engel
Chief Financial Officer and Treasurer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

       Re: Gannett Co., Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36874

Dear Ms. Engel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Non-GAAP Information, page 47

1. We note your reconciliations of net income to adjusted net income and adjusted earning per share for 2018, 2017 and 2016. We also note the adjustment of restructuring costs
      (including accelerated depreciation) in the reconciliations. In that regard, please explain to us your basis of adjusting these recurring normal expenses as you disclosed in Note 5 on page 71 that you have engaged in a series of individual restructuring programs over the past several years. Refer to Question 100.01 of CF CD&I on Non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew at
(202) 551-
 Alison K. Engel
Gannett Co., Inc.
June 18, 2019
Page 2

3377 with any questions.



FirstName LastNameAlison K. Engel   Sincerely,
Comapany NameGannett Co., Inc.
                                    Division of Corporation Finance
June 18, 2019 Page 2                Office of Transportation and Leisure
FirstName LastName